NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The Goldman Sachs Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

The Goldman Sachs Group, Inc. [NYSE:GS]: Due to the Company’s Failure to Align its Activities to Limiting Warming to 1.5°C pathways, Set Interim Targets that Include Absolute Financed Emissions Reductions, and Disclose and Measure the Climate Impact of its Financed Emissions through the Partnership for Carbon Accounting Financials:

●       Vote AGAINST Chair of the Public Responsibilities Committee Ellen Kullman (Item 1g), and

●       Vote AGAINST Chair of the Risk Committee Mark Winkelman (Item 1m).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Goldman Sachs was among the largest global providers of finance to fossil fuels overall between 2016-2021, according to the Rainforest Action Network (RAN).1 Furthermore, Goldman Sachs provided the 6th most financing for companies expanding fossil fuels in 2021.2 BankTrack classifies Goldman Sachs as a “laggard” based on its assessment of the company’s fossil fuel policies.3

Financial services companies, as providers of financing, advisory and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Given the capital intensity of the oil and gas, utility, and automotive manufacturing industries, financial services companies have a crucial role to play in decarbonizing those and other sectors.

The failure to set ambitious decarbonization targets in line with 1.5°C pathways and align companies’ business plans and disclosure to those targets is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. Oversight of climate-related risks has been integrated into Goldman Sachs’ governance structure, according to the company’s most recent Task Force for Climate-Related Financial Disclosures (TCFD) report.4 At the level of the Board, the Risk Committee and the Public Responsibilities Committee of the Board share responsibility for oversight of climate-related risk.5

Target setting

Net zero commitment by no later than 2050 for financed emissions	✓
Robust interim targets that reduce the absolute impact of financed emissions, pursuant to a net zero financed emissions target	—

In March 2021, Goldman Sachs made a commitment to align its financing activities with a net zero by 2050 pathway.6 Subsequently, in December 2021, the company published interim targets for key sectors.7 These targets, covering the oil and gas, electric power, and auto manufacturing sectors, are intensity-only targets, allowing for the absolute financed emissions in those sectors to grow.

Fossil fuel financing policies

Robust near-term exclusion policies for fossil fuel-intensive projects and companies, in particular, Arctic and tar sands oil and gas, and coal mining and power production	X
Commit to eliminate financing for the expansion of fossil fuel production and consumption in line with the IEA Net Zero Scenario	X

While Goldman Sachs’ fossil fuel financing policies include some restrictions on new Arctic oil projects, they do not exclude tar sands oil projects or companies, and they do not have any other limits on companies expanding oil and gas production beyond enhanced due diligence.8 Its policies exclude financing for new thermal coal mining or any mountaintop removal and new coal-fired power plants without carbon capture and storage technology, and they commit to the phase-out of financing for coal mining companies without a diversification strategy within a reasonable timeframe.9 However, the policies have no restrictions on financing power sector companies that derive a significant portion of their generation from coal, nor from those companies expanding coal mining or power production.10 Goldman Sachs maintains that placing limits on financing to fossil fuel producers will not reduce emissions or demand for fossil fuels.11

Disclosure and measurement

Disclose and measure climate impact and financed emissions through a rigorous and accepted framework, for example the Partnership for Carbon Accounting Financials	X

Goldman Sachs has not committed to disclose and measure the climate impact of its financed emissions through the Partnership for Carbon Accounting Financials.12 Per Goldman Sachs’ 2021 TCFD report, the company does not have sufficient enough data to accurately reflect 62% of its carbon-intensive sector exposures.13 Consequently, the company’s 2019 baseline disclosures of carbon-intensive sector emissions intensity14 reflect only 38% of its total portfolio of carbon-intensive sector activities.15 Goldman Sachs does not publicly disclose annual absolute financed emissions for its portfolios.16

Shareholder proposal regarding a policy to ensure lending and underwriting do not contribute to new fossil fuel development (Item 6)

The Goldman Sachs 2022 proxy statement includes a shareholder proposal requesting that the Board of Directors adopt a policy committing to ensure that the company’s lending and underwriting do not contribute to new fossil fuel development. This request is consistent with the United Nations Environment Programme Finance Initiative (UNEP FI) recommendations to the G20 Sustainable Finance Working Group and the International Energy Agency’s (IEA) Net Zero Emissions by 2050 Scenario. The proposal notes that though Goldman Sachs is a Net Zero Banking Alliance member, membership does not necessarily equate with alignment to global climate goals. According to the proposal, Goldman Sachs’ assertions of climate leadership that contradict the company’s actions create the reputational risk of greenwashing accusations, and its underwriting or lending projects that are unnecessary under the UNEP FI recommendation or IEA Net Zero by 2050 Scenario add assets that could become stranded during the low-carbon transition to clients’ balance sheets.17

Conclusion: Goldman Sachs has failed to align its activities to limiting warming to 1.5°C pathways, establish interim targets that include absolute reductions in financed emissions, and disclose and measure the climate impact of its financed emissions through PCAF. Therefore, we recommend that shareholders vote against Chair of the Public Responsibilities Committee Ellen Kullman (Item 1g), and Chair of the Risk Committee Mark Winkelman (Item 1m) at the company's annual meeting on April 28,2022.

We also recommend shareholders vote in favor of Item 6, requesting alignment of lending and underwriting activities with the IEA Net Zero by 2050 Scenario.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.18 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.19 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.20

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.21

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Financial services

Financial services companies, as providers of financing, advisory and underwriting services to fossil fuel projects and fossil fuel-intensive companies, have the power to accelerate or stall the decarbonization necessary to limit warming to 1.5°C. Given the capital intensity of the oil and gas, utility, and automotive manufacturing industries, financial services companies have a crucial role to play in decarbonizing those and other sectors.

Target Setting

The first step for any U.S. bank in aligning its activities to limiting warming to 1.5°C is committing to reducing its scope 3 financed emissions to net zero by 2050 at the latest. Many banks have also begun setting interim targets,22 and establishing short- and medium-term milestones. Such plans should include absolute reductions in financed emissions, rather than intensity-based targets, and cover key sectors such as energy.

●	Science-Based Targets Initiative,[23] Companies list[24] and Sector Guidance[25]
●	CDP (formerly known as Carbon Disclosure Project),[26] search company survey responses[27]
●	Rainforest Action Network, Banking on Climate Chaos[28]
●	BankTrack, Bank Net Zero Commitments[29]

Fossil Fuel Financing Policies

Bank exclusion policies for fossil fuel expansion remain the most direct indicator for whether banks are taking the near-term steps necessary to realign their financing activities with a 1.5°C world. Financing for any continued expansion of coal power and coal mining must cease, both for new projects and the companies behind those projects, and coal financing must be rapidly phased out between now and 2030. Arctic and oil sands extraction is inconsistent with limiting warming to 1.5°C, economically marginal due to elevated production costs, and fraught with additional environmental and human rights risks; best practice among global banks restricts financing in these areas.30 In order to be aligned with the IEA Net Zero Scenario,31 banks must begin to establish policies that eliminate financing for the expansion of fossil fuel production and consumption in line with that scenario.

Key data sources:

●	Rainforest Action Network, Banking on Climate Chaos[32]
●	BankTrack, Banks and Fossil Fuel Financing[33]

Disclosure and Measurement

Given the challenges in appropriately measuring and disclosing the full scope of banks’ financed emissions, banks must move immediately to put in place a process for measuring and disclosing climate impact. A key indicator of any bank’s commitment to doing so is whether it has joined the Partnership for Carbon Accounting Framework (PCAF),34 the leading international effort to develop and standardize robust greenhouse gas emissions accounting standards for financial institutions. Membership in PCAF35 requires a financial institution to measure and disclose greenhouse gas emissions associated with its loans and investments within three years, using standardized accounting methodologies, to enable alignment with the Paris Agreement.

Key Data Sources:

●	Partnership for Carbon Accounting Framework signatories[36]
●	Rainforest Action Network, Banking on Climate Chaos[37]

Summary table

Target setting	1.1	Commit to net zero emissions by 2050 for insurance and reinsurance underwriting portfolios
	1.2	Robust interim targets that reduce the absolute impact of insured emissions, pursuant to a net zero emissions target
Fossil fuel financing policies	2.1	Robust exclusion policies and exit strategies to immediately end all insurance coverage for coal projects and companies, new oil or gas expansion projects, and begin phasing out support for oil and gas companies, in line with a 1.5°C pathway
	2.2	Commit to eliminate financing for the expansion of fossil fuel production and consumption in line with the IEA Net Zero Scenario
Disclosure and measurement	3.1	Disclose and measure climate impact and insured and financed emissions through a rigorous and accepted framework

1 RAN, Banking on Climate Chaos: Fossil Fuel Finance Report, 2022, https://priceofoil.org/content/uploads/2022/03/Banking-on-Climate-Chaos-2022.pdf pp. 8-9

2 RAN, Banking on Climate Chaos: Fossil Fuel Finance Report, 2022, https://priceofoil.org/content/uploads/2022/03/Banking-on-Climate-Chaos-2022.pdf pp. 34-35

3 BankTrack, “Policy Assessments”, https://www.banktrack.org/bank/goldman_sachs#policy_assesments, accessed April, 4, 2022

4 Goldman Sachs, Accelerating Transition: Task Force on Climate-Related Financial Disclosures Report, 2021, https://www.goldmansachs.com/accelerating-transition/accelerating-transition-report.pdf p. 8

5 Goldman Sachs, Annual Report, 2021, https://www.goldmansachs.com/investor-relations/financials/current/annual-reports/2021-annual-report/multimedia/annual-report-2021.pdf p. 8

6 Goldman Sachs, “Goldman Sachs Update on Our 2030 Sustainable Finance Commitment”, Mar 4, 2021, https://www.goldmansachs.com/media-relations/press-releases/2021/announcement-04-mar-2021.html, accessed Mar 4,

7 Goldman Sachs, “Accelerating Transition”, https://www.goldmansachs.com/accelerating-transition/index.html, accessed Mar 4, 2021

8 Goldman Sachs, Environmental Policy Framework, https://www.goldmansachs.com/citizenship/environmental-stewardship/epf-pdf.pdf pp. 11-12

9 Goldman Sachs, Environmental Policy Framework, https://www.goldmansachs.com/citizenship/environmental-stewardship/epf-pdf.pdf pp. 10-11

10 Goldman Sachs, Environmental Policy Framework, https://www.goldmansachs.com/citizenship/environmental-stewardship/epf-pdf.pdf pp. 10-11

11 Goldman Sachs, SEC Filing on Form DEF 14A, March 18, 2022, https://www.sec.gov/Archives/edgar/data/0000886982/000119312522079120/d62428ddef14a.htm#toc62428_48 p. 80

12 Partnership for Carbon Accounting Financials, “Financial institutions taking action”, https://carbonaccountingfinancials.com/financial-institutions-taking-action, accessed Apr 4, 2022

13 Goldman Sachs, Accelerating Transition: Task Force on Climate-Related Financial Disclosures Report, 2021, https://www.goldmansachs.com/accelerating-transition/accelerating-transition-report.pdf p. 42

14 Goldman Sachs, Accelerating Transition: Task Force on Climate-Related Financial Disclosures Report, 2021, https://www.goldmansachs.com/accelerating-transition/accelerating-transition-report.pdf p. 43 see “2019 Baseline and 2030 Targets For Our Priority Sectors” table

15 Goldman Sachs, Accelerating Transition: Task Force on Climate-Related Financial Disclosures Report, 2021, https://www.goldmansachs.com/accelerating-transition/accelerating-transition-report.pdf p. 42

16 Determined upon review of Goldman Sachs’ Task Force on Climate-Related Financial Disclosures Report and CDP climate change responses

17 Goldman Sachs, SEC Filing on Form Schedule 14A, Mar 18, 2022, https://www.sec.gov/Archives/edgar/data/0000886982/000119312522079120/d62428ddef14a.htm#toc62428_48 pp. 77-79

18 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

19 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

20 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

21 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

22 BankTrack, Bank Net Zero Commitments, https://www.banktrack.org/campaign/bank_net_zero_commitments

23 Science Based Targets, https://sciencebasedtargets.org/

24 Science Based Targets, “Companies taking action” https://sciencebasedtargets.org/companies-taking-action

25 Science Based Targets, “Sector guidance” https://sciencebasedtargets.org/sectors

26 CDP, https://www.cdp.net/en

27 CDP, “Search Responses” https://www.cdp.net/en#a8888e63070314c2285625253a462815

28 RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/

29 BankTrack, “Bank net zero commitments,” https://www.banktrack.org/campaign/bank_net_zero_commitments

30 RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/ at 9

31 IEA, Net Zero by 2050: A roadmap for the global energy sector, May 2021https://www.iea.org/reports/net-zero-by-2050 at 154

32 RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/

33 BankTrack, “Banks and fossil fuel financing,” https://www.banktrack.org/campaign/banks_and_fossil_fuel_financing

34 PCAF, “Financial institutions taking action,” https://carbonaccountingfinancials.com/financial-institutions-taking-action

35 PCAF, “How to join PCAF,” https://carbonaccountingfinancials.com/join-pcaf

36 PCAF, “Financial institutions taking action,” https://carbonaccountingfinancials.com/financial-institutions-taking-action

37 RAN, Banking on Climate Chaos, 2021, https://www.bankingonclimatechaos.org/